UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-28860

Net Serviços de Comunicação S.A.

(Exact name of registrant as specified in its charter)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
Telephone: +55-11-2111-2785

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

7.0% Senior Secured Notes due 2009

(Title of each class of securities covered by this Form)

American Depositary Shares, evidenced by American Depositary
Receipts, each representing ten preferred shares, no par value

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(l)(i)	Rule 12h-3(b)(l)(i)
Rule 12g-4(a)(l)(ii)	Rule 12h-3(b)(l)(ii)
Rule 12g-4(a)(2)(i)	Rule 12h-3(b)(2)(i)
Rule 12g-4(a)(2)(ii)	Rule 12h-3(b)(2)(ii)
Rule 15d-6

     Approximate number of holders of record as of the certification or notice date: 0

     Pursuant to the requirements of the Securities Exchange Act of 1934, Net Serviços de Comunicação S.A. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	November 2, 2005	By:	/s/ Leonardo Porciúncula Gomes Pereira

Leonardo Porciúncula Gomes Pereira
Chief Financial Officer